SECU 12005047 SSION

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FEB 22 2012

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# ANNUAL AUDITED REPORT
## FORM X-17 A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8 - 49738 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**CROSSBOW INVESTMENTS, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**1430 BROADWAY, SUITE 901**
(No. and Street)

**NEW YORK** (City) **NY** (State) **10018** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**DEBRA SCHINASI** **(212) 582-3044**
(Area Code - Telephone Number)

## B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**CITRIN COOPERMAN & COMPANY, LLP**
(Name - if individual, state last. first. middle name)

**529 FIFTH AVENUE** (Address) **NEW YORK** (City) **NY** (State) **10017** (Zip Code)

**CHECK ONE:**
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

# OATH OR AFFIRMATION

I, **DEBRA SCHINASI**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CROSSBOW INVESTMENTS, LLC** as of **DECEMBER 31, 2011,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

Signature

**MANAGING MEMBER**
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

# CROSSBOW INVESTMENTS L.L.C.
(A Limited Liability Company)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2011

CROSSBOW INVESTMENTS L.L.C.
(A Limited Liability Company)
DECEMBER 31, 2011

## TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

## INDEPENDENT AUDITORS' REPORT

To the Members
Crossbow Investments L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Crossbow Investments L.L.C. (the "Company") (a limited liability company) as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crossbow Investments L.L.C. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM

# CROSSBOW INVESTMENTS L.L.C.
## (A Limited Liability Company)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2011

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 43,127 |
| Securities owned, at fair value | | 7,353 |
| Other assets | | 6,683 |
| **TOTAL ASSETS** | $ | 57,163 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 12,000 |
| Commitment (Note 4) | | |
| Members' equity | | 45,163 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 57,163 |

See accompanying notes to statement of financial condition.

**CROSSBOW INVESTMENTS L.L.C.**
**(A Limited Liability Company)**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2011**

## NOTE 1. ORGANIZATION

Crossbow Investments, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors. The Company is under common control with Crossbow Investments International (UK) Limited, a company that is registered as a broker-dealer with the United Kingdom Securities and Futures Authority.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

In accordance with the Company's limited liability company agreement, the Company will dissolve on December 31, 2026, unless dissolved sooner as provided in that agreement.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue recognition
The Company recognizes revenues as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting, placement and other fees are recognized as income when the Company renders the related service.

Income taxes
The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

The Company files income tax returns in the United States federal jurisdiction and in a state and local jurisdiction. With few exceptions, the Company is no longer subject federal, state or local income tax examinations by taxing authorities for years before 2008.

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation technique used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1. inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2. inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. inputs to the valuation methodology are unobservable and significant to the fair value measurement.

## NOTE 3. REGULATORY REQUIREMENTS

The Company is subject to SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company had net capital of approximately $37,000, which exceeded the required net capital by $32,000. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

## NOTE 4. COMMITMENT

The Company leases its office premises under an operating lease expiring on February 28, 2013.

| Year ending December 31: | |
|---|---|
| 2012 | $ 26,000 |
| 2013 | 4,000 |
| Total | $ 30,000 |

## NOTE 5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the inputs used to value the Company's investments measured at fair value as of December 31, 2011:

| | Level 1 | Level 2 | Level 3 | Total | Valuation Technique |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Equity securities owned, at fair value | $ 7,353 | $ - | $ - | $ 7,353 | (a) |

## NOTE 6. CONCENTRATIONS

Substantially all of the assets of the Company are held by a single bank. The Company does not consider itself at risk in this regard.